     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1998



                                                      REGISTRATION NO. 333-52269

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                         ------------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

          PRICE COMMUNICATIONS                            NEW YORK                                 13-2991700
              CORPORATION                     (State or other jurisdiction of       (I.R.S. employer identification number)
      (Exact name of Registrant as             incorporation or organization)
       specified in its charter)

                         ------------------------------

                             45 ROCKEFELLER PLAZA,
                               NEW YORK, NY 10020
                                 (212) 757-5600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                 ROBERT PRICE, PRICE COMMUNICATIONS CORPORATION
                    45 ROCKEFELLER PLAZA, NEW YORK, NY 10020
                                 (212) 757-5600
    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:


                           RICHARD D. TRUESDELL, JR.


                             DAVIS POLK & WARDWELL

                             450 Lexington Avenue,
                            New York, New York 10017
                                 (212) 450-4000
                         ------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                         ------------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /


    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/


    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                                                                  AMOUNT OF                                     AGGREGATE
                  TITLE OF EACH CLASS OF                        SECURITIES TO            AGGREGATE              AMOUNT OF
               SECURITIES TO BE REGISTERED                      BE REGISTERED         PRICE PER UNIT         OFFERING PRICE
Warrants to purchase common stock, par value $0.01 per
 share....................................................    527,696 warrants              (1)                    (1)
Common stock par value $.01 per share (2).................    1,030,656 shares            $12.65              13,012,032(3)
Total.....................................................


                  TITLE OF EACH CLASS OF                        REGISTRATION
               SECURITIES TO BE REGISTERED                           FEE
Warrants to purchase common stock, par value $0.01 per
 share....................................................           (1)
Common stock par value $.01 per share (2).................      $3,838.55(4)
Total.....................................................      $3,838.55(4)



(1) Pursuant to Rule 457(g) under the Securities Act of 1933, the registration fee is based on the common stock issuable upon the exercise of the Warrants and no separate fee is payable in respect of the Warrants.



(2) 1,030,656 shares of Common Stock of the Company ("Common Stock") are issuable initially upon exercise of the Warrants being registered hereunder, at a rate of 1.95312 shares of Common Stock for each Warrant. An indeterminate number of shares of Common Stock as may be issuable upon exercise of the Warrants are registered hereunder, including such shares as may be issuable pursuant to antidilution adjustments. The Common Stock issuable upon exercise of the Warrants, if issued, will be issued for no additional consideration.


(3) In accordance with Rule 457(c) and 457(g) under the Securities Act of 1933, the price used for calculating the registration fee is the average of the high and low sales price of the Company's Common Stock as reported on the AMEX as of May 6, 1998, $12.625 per share.


(4) The registration fee of $3,838.5 was paid on the initial filing of the Registration Statement on May 8, 1998.

                         ------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 31, 1998



    PROSPECTUS JULY   , 1998



                        PRICE COMMUNICATIONS CORPORATION


        WARRANTS TO PURCHASE FOR $0.01 1,030,656 SHARES OF COMMON STOCK
          1,030,656 SHARES OF COMMON STOCK, $0.01 PAR VALUE PER SHARE


    This Prospectus relates to the resale of 527,696 warrants (the "Warrants") to purchase an aggregate of 1,030,656 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Price Communications Corporation, a New York corporation ("PCC" or the "Company") from time to time for the accounts of certain security holders of the Company named herein or in a supplement hereto (the "Selling Security Holders"). Additionally, the 1,030,656 shares of Common Stock (the "Warrant Shares") that may be purchased upon the exercise of the Warrants by the Selling Security Holders will be offered and sold from time to time.



    The Warrants were issued and sold (the "Original Offering") on August 11, 1997 (the "Original Offering Date") in a sale of 153,400 units (the "Units"): each unit consisted of one 13 1/2% Series A Senior Secured Discount Note due 2007 of Price Communications Holdings, Inc., a subsidiary of PCC, and warrants to purchase 1.953125 shares of Common Stock at an exercise price of $0.01 per share, as adjusted for stock splits. The Original Offering was made to certain initial purchasers (the "Initial Purchasers") and the Units were simultaneously sold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), in the United States to persons reasonably believed by the Initial Purchasers to be qualified institutional buyers ("Qualified Institutional Buyers") as defined in Rule 144A under the Securities Act or institutional accredited investors as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act ("Institutional Accredited Investors") and outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.



    The Warrants and the Warrant Shares in respect of which this Prospectus is being delivered (the "Offered Securities") may be offered and sold from time to time by the Selling Security Holders pursuant to this Prospectus as supplemented. The Offered Securities may be sold by the Selling Holders from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution" and "Selling Security Holders." If required, the names of any such agents or underwriters involved in the sale of the Offered Securities and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"). The Selling Security Holders will receive all of the net proceeds from the sale of the Offered Securities and will pay all underwriting discounts and selling commissions, if any, applicable to any such sale. The Selling Security Holders and any broker-dealers, agents or underwriters which participate in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Offered Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.



    SEE "RISK FACTORS" BEGINNING ON PAGE 3 HEREOF FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Each Warrant is exercisable in the manner described herein at the option of the holder, at any time prior to 5:00 p.m., New York City time, on August 1, 2007, into Common Stock at the initial rate of 1.0 (currently adjusted to 1.953125) shares of Common Stock for each Warrant, subject to adjustment in certain circumstances. See "Description of the Warrants--Exercise Rights." Prior to this offering there has been no public market for the Warrants and the Company does not intend to apply for listing or quotation of the Warrants on any securities exchange or stock market. The Common Stock is listed on the American Stock Exchange (the "AMEX") under the symbol "PR." On July 27, 1998, the reported last sale price of the Common Stock on the AMEX Composite Tape was $17.88 per share.


    No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer made hereby and if given or made such information or representation must not be relied upon as having been authorized by the Company or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of the Warrants and the Warrant Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to Warrants and the Warrant Shares, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. The Common Stock is listed on the American Stock Exchange (the "AMEX") under the symbol "PR." Reports, proxy statements and other information filed by the Company may be inspected at the offices of the AMEX at 86 Trinity Place, New York, NY 10006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    PCC hereby incorporates in this Prospectus by reference thereto and makes a part hereof the following documents, heretofore filed with the Commission pursuant to the Exchange Act: (1) PCC's Annual Report on Form 10-K for the year ended December 31, 1997; (2) PCC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and (3) the description of PCC's Common Stock, par value $0.01, contained in PCC's Registration Statement on Form 8-A (Registration No. 1-08309) filed on December 29, 1992.


    All documents filed by PCC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering being made hereby shall be deemed to be incorporated in the Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    PCC hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to Robert Price, President, Price Communications Corporation, 45 Rockefeller Plaza, New York, New York 10020, telephone (212) 757-5600.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of PCC, their directors or their officers primarily with respect to the future operating performance of PCC. Prospective purchasers of the Warrants and Warrant Shares are cautioned that any such forward looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those in the forward looking statements as a result of factors, many of which are outside the control of PCC. The accompanying information contained in this Prospectus, including without limitation the information set forth below, identifies important factors that could cause such differences.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY.

                                  THE COMPANY


    The Company has historically been a nationwide communications company owning and then disposing of a number of television, radio, newspaper, cellular telephone and other communications and related properties. The Company's business strategy is to acquire communications properties at prices it considers attractive, finance such properties on terms satisfactory to it, manage such properties in accordance with its operating strategy and dispose of them if and when the Company determines such dispositions to be in its best interests. Prior to 1997 the Company owned a number of television, radio, newspaper and other media and related properties which were disposed of pursuant to the Company's long-standing policy of buying and selling media properties at times deemed advantageous by the Company's Board of Directors. On October 6, 1997, Price Communications Wireless, Inc. ("PCW"), an indirect subsidiary of PCC, acquired Palmer in the acquisition described below.



    The Company is currently engaged through PCW in the construction, development, management and operation of cellular telephone systems in the southeastern United States. At March 31, 1998, the Company provided cellular telephone service to 326,721 subscribers in Georgia, Alabama, Florida and South Carolina in a total of 16 licensed service areas composed of eight Metropolitan Statistical Areas ("MSAs") and eight Rural Service Areas ("RSAs"), with an aggregate estimated population of 3.3 million. The Company sells its cellular telephone service as well as a full line of cellular products and accessories principally through its network of retail stores. The Company markets all of its products and services under the nationally recognized service mark CELLULARONE-Registered Trademark-.



    The Company has developed its business through the acquisition and integration of cellular telephone systems, clustering multiple systems in order to provide broad areas of uninterrupted service and achieve certain economies of scale, including centralized marketing and administrative functions as well as multi-system capital expenditures. The Company devotes considerable attention to engineering, maintenance and improvement of its cellular telephone systems in an effort to deliver high-quality service to its subscribers and to implement new technologies as soon as economically practicable. Through its participation in the North American Cellular Network ("NACN"), the Company is able to offer ten-digit dialing access to its subscribers when they travel outside the Company's service areas, providing them with convenient roaming access throughout large areas of the United States, Canada, Mexico and Puerto Rico served by other NACN participants. By marketing its products and services under the CELLULARONE-Registered Trademark- name, the Company also enjoys the benefits of association with a nationally recognized service mark.


    PCC was organized in New York in 1979 and began active operations in 1981. Its principal executive offices are located at 45 Rockefeller Plaza, New York, New York 10020, and its telephone number is (212) 757-5600.

                                  THE OFFERING

    The following summary description of the Warrants is qualified in its entirety by the more detailed information set forth under the caption "Description of the Warrants" contained elsewhere in this Prospectus.


Securities Offered...........................  527,696 Warrants, which, when exercised at the current ratio, would entitle the holders
                                               thereof to purchase, in the aggregate,
                                               1,030,656 shares of Common Stock issuable
                                               upon the exercise of such warrants.

Warrants Outstanding.........................  527,696

Common Stock Outstanding.....................  As of March 31, 1998, 8,909,686 shares of
                                               Common Stock were outstanding. On April 30,
                                               1998, the Company declared a five for four
                                               stock split.

Use of Proceeds..............................  There will be no proceeds to the Company from the sale of the Warrants or the Warrant
                                               Shares by the Selling Security Holders. Upon
                                               the exercise of the Warrants, the Company
                                               will receive $0.01 per common share, which
                                               will not cover the related registration
                                               expenses. See "Use of Proceeds."

Expiration of the Warrants...................  August 1, 2007 (the "Expiration Date").

Exercise.....................................  The Warrants will be exercisable at a price of $0.01 per share of Common Stock or in a
                                               cashless exercise in exchange for Warrants
                                               with a value equal to the exercise price of
                                               the Warrants to be exercised. See
                                               "Description of the Warrants."

Antidilution.................................  The number of shares of Common Stock for which, and the price per share at which, a
                                               Warrant is exercisable are subject to
                                               adjustment upon the occurrence of certain
                                               events described in the warrant agreement
                                               (the "Warrant Agreement"), dated August 7,
                                               1997, by and between PCC and Bank of Montreal
                                               Trust Company, as warrant agent (the "Warrant
                                               Agent").


    For additional information concerning the Warrants, see "Description of the Warrants."

                                  RISK FACTORS

    See "Risk Factors" for certain factors relating to an investment in the Warrants that should be considered by prospective investors.

                                  RISK FACTORS

    An investment in the Warrants and the Warrant Shares offered hereby involves a high degree of risk. The following risk factors, together with the other information included or incorporated by reference in this Prospectus should be considered when evaluating an investment in the Company.


LEVERAGE, LIQUIDITY AND ABILITY TO MEET REQUIRED DEBT SERVICE



    On a pro forma basis, after giving effect to the Holdings Offering (as defined below) and the PCW Offering (as defined below), in each case, including the application of the net proceeds therefrom, and the Acquisition (as defined below) and related financing, the Company's ratio of EBITDA to cash interest expense would have been 0.94 to 1.00 for the year ended December 31, 1997 and
1.09 to 1.00 for the three months ended March 31, 1998. The Company's high degree of leverage could limit significantly its ability to make acquisitions, withstand competitive pressures or adverse economic conditions, obtain necessary financing or take advantage of business opportunities that may arise.



    The Company used the net proceeds of the PCW Offering to retire the Credit Facility (as defined below). Accordingly, the Company has no credit facility in place and currently does not intend to enter into a new credit facility. In addition, borrowings under a new credit facility may be subject to significant conditions, including compliance with certain financial ratios and the absence of any material adverse change. In addition, the Company intends to pursue opportunities to acquire additional cellular telephone systems which, if successful, will require the Company to issue or obtain additional equity or debt financing to fund such acquisitions. There can be no assurances as to the availability or terms of any such financing or that the terms of the PIK Notes (as defined below), the PCW Notes or any credit facility will not restrict or prohibit any such debt financing.



    The Company's ability to meet its debt service requirements, including those represented by the Notes, will require significant and sustained growth in the Company's cash flow. In addition, the Company expects to fund its growth strategy from cash from operations. There can be no assurance that the Company will be successful in improving its cash flow by a sufficient magnitude or in a timely manner or in raising additional equity or debt financing to enable the Company to meet its debt service requirements or to sustain its growth strategy. There can be no assurances that the Company would be successful in procuring any such financing.


LIMITATIONS ON ACCESS TO CASH FLOW OF SUBSIDIARIES.


    The Company does not have, and may not in the future have, any assets other than the common stock of its subsidiaries. The Credit Facility and other financing instruments to which the Company and its subsidiaries are or may in the future be a party impose, and in the future may impose, substantial restrictions on the ability of the Company's subsidiaries to pay dividends to the Company. Any payment of dividends to the Company is subject to the satisfaction of certain financial conditions set forth in the Credit Facility and other financing documents as well as restrictions under applicable state corporation law. The Company has not in the past paid any dividends to its common shareholders, and does not expect to pay any dividends to common shareholders in the foreseeable future. The ability of the Company and its subsidiaries to comply with the conditions of its financial obligations may be affected by events that are beyond the control of the Company. The breach of any such conditions could result in a default under the Credit Facility and/or other financing agreements and in the event of any such default, the lenders under the Credit Facility or the holders of certain other indebtedness could elect to accelerate the maturity of the loans under such facility or such other indebtedness. In the event of such acceleration, all such outstanding debt would be required to be paid in full before any cash could be distributed to the Company. There can be no assurance that the assets of the Company and its subsidiaries would be sufficient to repay all outstanding indebtedness or meet other financial obligations.

NET LOSSES



    On a pro forma basis after giving effect to the Holdings Offering and the PCW Offering, in each case, including the application of the net proceeds therefrom, and the Acquisition and related financing, the Company would have incurred accounting net losses of approximately $44.4 million for the year ended December 31, 1997 and $10.0 million for the three months ended March 31, 1998. There can be no assurance that the Company's future operations will generate sufficient cash flow to pay its obligations. The Company expects to incur accounting net losses for several years.



COMPETITION



    Although current policies of the FCC authorize only two licensees to operate cellular telephone systems in each cellular market, there is, and the Company expects there will continue to be, competition from various wireless technology licensees authorized to serve each market in which the Company operates, as well as from resellers of cellular service. Competition for subscribers between the two cellular licensees in each market is based principally upon the services and enhancements offered, the technical quality of the cellular telephone system, customer service, system coverage and capacity and price. The Company competes with a wireline licensee in each of its cellular markets, some of which are larger and have access to more substantial capital resources than the Company.



    The Company also faces competition from other existing communications technologies such as conventional mobile telephone service, specialized mobile radio ("SMR") and enhanced specialized mobile radio ("ESMR") systems, paging services and, to a limited extent, satellite systems for mobile communications. ESMR is a digital transmission system providing for "cellular-like" communications service. The Company also faces limited competition from and may in the future face increased competition from PCS. Broadband PCS involves a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile and portable voice and data communications. PCS may be capable of offering, and PCS operators claim to offer additional services not offered by cellular providers. PCS subscribers could have dedicated personal telephone numbers and communicate using small digital radio handsets carried in a pocket or purse. There can be no assurances that the Company will be able to provide nor that it will choose to pursue, depending on the economics thereof, all such services and features. The FCC has also completed or announced plans for auctions in wireless services such as narrowband PCS, local multipoint multichannel distribution service ("LMDS"), interactive video distribution service ("IVDS"), wireless communications service ("WCS") and general wireless communications service ("GWCS") spectrum. Some of this spectrum might be used for services competitive in some manner with cellular service. The Company cannot predict the effect of these proceedings and auctions on the Company's business. However, the Company currently believes that traditional tested cellular is economically proven unlike many of these other technologies and therefore does not intend to pursue such other technologies.



    Although the Company believes that the technology, financing and engineering of these other technologies is not as advanced as their publicity would suggest, there can be no assurance that one or more of the technologies currently utilized by the Company in its business will not become obsolete at some time in the future.



    The Company also faces competition from "resellers." The FCC requires all cellular licensees to provide service to resellers. A reseller provides wireless service to customers but does not hold an FCC license or own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public.



POTENTIAL FOR REGULATORY CHANGES AND NEED FOR REGULATORY APPROVALS



    The licensing, construction, operation, acquisition, assignment and transfer of cellular telephone systems, as well as the number of licensees permitted in each market, are regulated by the FCC. Changes in the regulation of cellular activities could have a material adverse effect on the Company's operations. In addition, all cellular licenses in the United States are granted for an initial term of up to 10 years and are subject to renewal. The Company's cellular licenses expire in the following years with respect to the following number of service areas: 1998 (three); 2000 (two); 2001
(four); 2002 (two); 2006 (one); and 2007 (four). While the Company believes that each of these licenses will be renewed based upon FCC rules establishing a renewal expectancy in favor of licensees that have complied with their regulatory obligations during the relevant license period, there can be no assurance that all of the Company's licenses will be renewed in due course. In the event that a license is not renewed, the Company would no longer have the right to operate in the relevant service area. The non-renewal of licenses could have a material adverse effect on the Company's results of operations.



FLUCTUATIONS IN MARKET VALUE OF LICENSES



    A substantial portion of the Company's assets consists of its interests in cellular licenses. The assignment of interests in such licenses is subject to prior FCC approval and may also be subject to contractual restrictions, future competition and the relative supply and demand for radio spectrum. The future value of the Company's interests in its cellular licenses will depend significantly upon the success of the Company's business. While there is a current market for the Company's licenses, such a market may not exist in the future or the values obtainable may be significantly lower than at present. As a consequence, in the event of the liquidation or sale of the Company's assets, there can be no assurance that the proceeds would be sufficient to pay the Company's obligations, and a significant reduction in the value of the licenses could require a charge to the Company's results of operations.



RELIANCE ON USE OF THIRD-PARTY SERVICE MARK



    The Company currently uses the registered service mark CELLULARONE-Registered Trademark- to market its services. The Company's use of this service mark is, and has historically been, governed by separate five-year contracts between the Company and Cellular One Group, the owner of the service mark, for each of the markets in which the Company operates. Such contracts currently in effect expire at different times, ranging from April 18, 1999 to June 9, 2003. If for some reason beyond the Company's control, the name CELLULARONE-Registered Trademark- were to suffer diminished marketing appeal, the Company's ability both to attract new subscribers and retain existing subscribers could be materially affected. AT&T Wireless Services, Inc., which has been the single largest user of the CELLULARONE-Registered Trademark-service mark, has significantly reduced its use of the service mark as a primary service mark, as has Centennial Cellular. There can be no assurance that such reduction in use by any of such parties will not have an adverse effect on the marketing appeal of the brand name.



DEPENDENCE ON KEY PERSONNEL



    The Company's affairs are managed by a small number of key management and operating personnel, the loss of whom could have an adverse impact on the Company. The success of the Company's operations and expansion strategy depends on its ability to retain and to expand its staff of qualified personnel in the future.



RADIO FREQUENCY EMISSION CONCERNS



    Media reports have suggested that certain radio frequency ("RF") emissions from portable cellular telephones may be linked to certain types of cancer. In addition, recently a limited number of lawsuits have been brought, not involving the Company, alleging a connection between cellular telephone use and certain types of cancer. Concerns over RF emissions and interference may have the effect of discouraging the use of cellular telephones, which could have an adverse effect upon the Company's business. As required by the Telecom Act, in August 1996, the FCC adopted new guidelines and methods for evaluating RF emissions from radio equipment, including cellular telephones. While the new guidelines impose more restrictive standards on RF emissions from low power devices such as portable cellular telephones, the Company believes that all cellular telephones currently marketed and in use comply with the new standards.



    The Company carries $4.0 million in general liability insurance and $25.0 million in umbrella liability coverage. This insurance would cover (subject to coverage limits) any liability suits with respect to human exposure to radio frequency emissions.



FRAUDULENT CONVEYANCE STATUTES



    Various laws enacted for the protection of creditors may apply to the Company's incurrence of indebtedness and other obligations in connection with the Acquisition, including the issuance of the PIK Notes. If a court were to find in a lawsuit by an unpaid creditor or representative of creditors of the Company that the Company did not receive fair consideration or reasonably equivalent value for incurring such indebtedness or obligation and, at the time of such incurrence, the Company (i) was insolvent; (ii) was rendered insolvent by reason of such incurrence; (iii) was engaged in a business or transaction for which the assets remaining in the Company constituted unreasonably small capital; or (iv) intended to incur or believed it would incur obligations beyond its ability to pay such obligations as they mature, such court, subject to applicable statutes of limitation, could determine to invalidate, in whole or in part, such indebtedness and obligations as fraudulent conveyances or subordinate such indebtedness and obligations to existing or future creditors of the Company.



    The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction which is being applied. Generally, however, the Company would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. On the basis of its historical financial information, its recent operating history as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other factors, the Company's management believes that, after giving effect to indebtedness incurred in connection with the Offering, the Company will not be rendered insolvent, it will have sufficient capital for the businesses in which it was not engaged and it will be able to pay its debts as they mature; however, management has not obtained any independent opinion regarding such issues. There can be no assurance as to what standard a court would apply in making such determinations.



EQUIPMENT FAILURE; NATURAL DISASTER



    Although the Company carries "business interruption" insurance, a major equipment failure or a natural disaster affecting any one of the Company's central switching offices or certain of its cell sites could have a significant adverse effect on the Company's operations.



YEAR 2000



    The Company and its consultants have reviewed the possible effect of the Year 2000 on the computer systems currently in use, including the software that is an integral part of the Company's switches and the related billing information. Preliminary estimates indicate that the costs for Year 2000 compliance will be less than $2 million; however, the Company is unable to predict whether its third-party billing provider or its principal sources of puchased or leased cellular equipment have made sufficient modifications to address the potential problems of the Year 2000 software shortcomings on their computer systems. Any additional costs of this nature, to the extent they are passed on to the Company or affect or delay the Company's business, bill collection or cellular equipment installation, could have a material adverse effect upon the Company's business or results of operations.

POTENTIAL ANTITAKEOVER EFFECT OF CLASS A PREFERRED STOCK.



    Although the Board of Directors and Compensation Committee of the Company believe that the provisions of the Company's Series A Preferred Stock provide the Company's President and Chief Executive Officer with incentive to maximize shareholder value by providing such officer with significant profit upon the consummation of various business combination transactions providing the holders of the Common Stock with a payment per share (or upon the Common Stock trading at such prices for certain periods) significantly in excess of the market price of the Company's Common Stock at the time such Preferred Stock was issued, the Series A Preferred Stock may be viewed as having the potential effect of discouraging a bidder's proposal to acquire control of or merge with the Company in that such Preferred Stock would increase the cost to a bidder of certain of such transactions.


                                USE OF PROCEEDS

    There will be no proceeds to the Company form the sale of the Warrants or the Warrant Shares by the Selling Security Holders. Upon the exercise of the Warrants, the Company will receive $0.01 per warrant exercised, which will not cover related registration expenses.


                              RECENT DEVELOPMENTS



    In June 1998, PCW issued to certain initial purchasers $525.0 million aggregate principal amount of 9 1/8% Senior Secured Notes due 2006 (the "Secured Notes") in an offering exempt from the Securities Act pursuant to Rule 144A and Regulation S (the "PCW Offering"). The impact of the issurance of the Secured Notes on PCC's consolidated financial position is reflected in the pro forma financial statements included elsewhere in this Prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."



    The Secured Notes are guaranteed (the "Guarantees") by certain of PCW's subsidiaries (the "Guarantors") and the Secured Notes and the Guarantees are secured by a first priority lien, subject to certain permitted liens, on (a) the capital stock of certain subsidiaries and certain other assets of PCW and such subsidiaries as can be perfected by the filing of a UCC-1 financing statement with filing offices in the relevant jurisdictions and (b) certain cash collateral and eligible investments from time to time pledged by PCW or the Guarantors. There is no sinking fund with respect to the Secured Notes. The Secured Notes will rank (i) senior in right of payment to all subordinated indebtedness of PCW and (ii) effectively senior in right of payment to all unsecured indebtedness of PCW to the extent of the value of the collateral available for the payment of the Secured Notes. The PCW Offering has not been registered under the Securities Act. However, PCW is under an obligation to use its best efforts to cause a registration statement to be declared effective with respect to an offer to exchange the Secured Notes within 150 days of the original issuance of the Secured Notes. If such registration statement has not been declared effective within such 150-day period, or PCW has not consummated the exchange offer within 180 days after the original issuance of the Secured Notes, then in such case, PCW will be required to pay liquidated damages to the holders of the Secured Notes.



    The proceeds of the PCW Offering were applied to retire all the outstanding indebtedness under the PCW's Credit Facility.



    In July 1998, Price Communications Cellular Holdings, Inc. ("Holdings"), a subsidiary of PCC, issued $200.0 million aggregate principal amount of Senior Exchangeable Payable-in-Kind Notes due 2008 (the "PIK Notes") in an offering registered under the Securities Act (the "Holdings Offering"). The PIK Notes will initially bear interest at a rate of 11 1/4% per annum. Such interest rate will be permanently reduced by 0.50% once cash interest begins to accrue on the PIK Notes. Cash interest will begin to accrue on the PIK Notes on February 15, 2003; provided that at any time prior to February 15, 2003, Holdings may make an election on any interest payment date to commence the accrual of cash interest from and after such interest payment date. The impact of the issuance of the PIK Notes on PCC's consolidated financial position is reflected in the pro forma financial statements included elsewhere in this Prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."



    The PIK Notes rank senior to all subordinated indebtedness of Holdings. In the event that the daily high price of PCC Common Stock equals or exceeds 115% of the exchange price (initially $40) for ten out of 15 consecutive trading days, then each outstanding $1,000 aggregate principal amount of PIK Notes will be mandatorily exchanged into 25 shares of PCC Common Stock, subject to adjustment for certain events.



    The proceeds of the Holdings Offering will be used by Holdings to redeem all of the outstanding 13 1/2% Senior Secured Discount Notes due 2007 (the "13 1/2% Holdings Notes") and for general corporate purposes.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



    The following unaudited pro forma condensed consolidated balance sheet of PCC as of March 31, 1998 gives effect to the Holdings Offering and the PCW Offering as if the Offerings had occurred on such date. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1997 and the three month period ended March 31, 1998 of PCC give effect to the following transactions as if they occurred at the beginning of the relevant period:



        (i) The Acquisition of Palmer. On October 6, 1997, Holdings acquired Palmer, with Palmer as the surviving corporation (the "Acquisition"). Pursuant to the merger agreement, PCC acquired each issued and outstanding share of common stock of Palmer for a purchase price of $17.50 per share in cash and purchased outstanding options and rights under employee and director stock purchase plans for an aggregate price of $486.4 million. In addition, the Holdings assumed the palmer existing indebtedness. As a result, the aggregate purchase price was approximately $880.0 million. The Acquisition was recorded pursuant to the purchase method of accounting. The excess of cost over the fair value of Palmer's assets and liabilities has been allocated to the FCC licenses. Certain of the acquired assets related to the Fort Myers and Georgia operations were sold pursuant to the Fort Myers and Georgia-1 Sales. These assets have been assigned values based on the net proceeds from such sales.



        (ii) The Fort Myers Sale (the proceeds of which were used to pay a portion of the palmer existing indebtedness). On October 6, the Fort Myers Sale was consummated and generated proceeds of approximately $166.0 million.



        (iii) The Georgia-1 Sale. On December 30, 1997, the Company sold substantially all of the assets used or useful in the operation of the non-wireline cellular telephone system serving Georgia-1. A portion of the $25.0 million in proceeds was used to retire a portion of the debt used to fund the acquisition of Palmer.



        (iv) The following transactions represent the proceeds raised for the acquisition of Palmer:



           1. The issuance and sale by PCW of 11 3/4% Senior Subordinated Notes due 2007.



           2. The financing of PCW under a credit facility, which provides for term loan borrowings in the aggregate principal amount of $325.0 million and revolving loan borrowings of $200.0 million (the "Credit Facility"). On October 6, 1997, PCW borrowed all term loans available thereunder and approximately $120.0 million of revolving loans. In June 1998, PCW used the net proceeds of the PCW Offering to retire amounts outstanding under the Credit Facility.



           3. The issuance and sale by Holdings of 153,400 Units. The Units consisted of $153.4 million in aggregate principal amount at maturity of the 13 1/2% Holdings Notes, together with Warrants to purchase 1,030,656 shares of PCC Common Stock.



           4. The PCC equity contribution, a $44.0 million contribution from PCC in the form of cash and common stock of Palmer, was contributed by PCC to fund a portion of the acquisition of Palmer.



        (v) The sale of the Secured Notes in the PCW Offering, at an interest rate of 9 1/8%, including application of approximately $426.6 million of the net proceeds to retire the outstanding indebtedness under the Credit Facility, including accrued interest, which amounts were outstanding as of March 31, 1998.



        (vi) The sale of the PIK Notes in the Holdings Offering, at an interest rate of 11 1/4%.



        (vii) The repayment of the 13 1/2% Holdings Notes.

    The unaudited pro forma condensed consolidated financial statements have been prepared by management of PCC. The unaudited pro forma data is not designed to represent and does not represent what the results of operations or financial position of PCC would have been had the above transactions been completed on or as of the dates assumed, and are not intended to project results of operations of PCC for any future period or as of any future date. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited and unaudited consolidated financial statements and notes of PCC, incorporated by reference in this Prospectus.

               PRICE COMMUNICATIONS CORPORATION AND SUBSIDIARIES



            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET



                                 MARCH 31, 1998



                                 (IN THOUSANDS)



                                                                                     PRO FORMA
                                                                  PRO FORMA       ADJUSTMENTS FOR
                                                               ADJUSTMENTS FOR      THE HOLDINGS       PRO FORMA
                                                     PCC        PCW OFFERING          OFFERING            PCC
                                                 ------------  ---------------  --------------------  ------------
ASSETS
Current assets:
Cash and cash equivalents......................  $      8,629    $    81,421(a)     $     94,201(g)   $    184,251
Accounts receivable, net.......................        18,478                                               18,478
Investment Securities:
Available-for-sale securities..................        33,512                                               33,512
Inventory......................................         2,005                                                2,005
Deferred income taxes..........................         4,807                                                4,807
Prepaid expenses and other current assets......         2,234                                                2,234
                                                 ------------  ---------------          --------      ------------
Total current assets...........................        69,665         81,421              94,201           245,287
Property, plant and equipment, net.............       147,112                                              147,112
Cellular licenses, net.........................       911,923                                              911,923
Other intangible assets (net) and other
  assets.......................................        23,866          4,802(b)             (401)(i)        28,267
                                                 ------------  ---------------          --------      ------------
Total assets...................................  $  1,152,566    $    86,223        $     93,800      $  1,332,589
                                                 ------------  ---------------          --------      ------------
                                                 ------------  ---------------          --------      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses..........  $     40,238    $      (679)(d)                      $     39,559
Current portion of long-term debt..............         2,250         (2,250)(c)                                --
Other current liabilities......................         4,578                                                4,578
                                                 ------------  ---------------          --------      ------------
Total current liabilities......................        47,066         (2,929)                               44,137
Long-term debt.................................       681,624        101,350(e)          117,026(j)        900,000
Accrued income taxes long-term.................        48,571                                               48,571
Deferred taxes (1).............................       306,359                                              306,359
Other long-term liabilities....................         7,812                                                7,812
                                                 ------------  ---------------          --------      ------------
Total liabilities..............................     1,091,432         98,421             117,026         1,306,879
Redeemable preferred stock.....................            35                                                   35
Stockholders' equity...........................        61,099        (12,198)(f)          (23,226)(l)       25,675
                                                 ------------  ---------------          --------      ------------
Total liabilities and stockholders' equity.....  $  1,152,566    $    86,223        $     93,800      $  1,332,589
                                                 ------------  ---------------          --------      ------------
                                                 ------------  ---------------          --------      ------------


------------------------


(l) This accounting line represents the future tax consequences, if any, attributable to the currently reported differences between the financial statement carrying amounts of existing assets and their tax bases. These assets (largely intangibles) will be amortized by the Company and offset against this deferred tax balance without any cash consequences. This amount less the amortization would become due only if the assets are sold by the Company in a taxable transaction.

               PRICE COMMUNICATIONS CORPORATION AND SUBSIDIARIES



       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET



                                 (IN THOUSANDS)



    For purposes of determining the pro forma effect of the transactions described above on the condensed consolidated balance sheet of PCC as of March 31, 1998, the following adjustments have been made:



(A)        CASH AND CASH EQUIVALENTS
           Proceeds from the PCW 9 1/8% Senior Secured Notes due 2006...................  $ 525,000
           Cash used to pay estimated transaction fees and expenses.....................    (17,000)
           Cash used to pay accrued interest on Credit Facility.........................       (679)
           Cash used to retire outstanding indebtedness under the Credit Facility,
             including current portion..................................................   (425,900)
                                                                                          ---------
                                                                                          $  81,421
                                                                                          ---------
                                                                                          ---------
(B)        OTHER INTANGIBLE AND OTHER ASSETS, NET
           Write-off of unamortized deferred finance fees related to Credit Facility....  $ (10,198)
           Estimated fees and expenses related to the PCW Offering......................     15,000
                                                                                          ---------
                                                                                          $   4,802
                                                                                          ---------
                                                                                          ---------
(C)        CURRENT PORTION OF LONG-TERM DEBT
           Payment of current portion of long-term debt from proceeds of the PCW
             Offering...................................................................  $  (2,250)
                                                                                          ---------
                                                                                          ---------
(D)        OTHER CURRENT LIABILITIES
           Payment of accrued interest on Credit Facility from proceeds of the PCW
             Offering...................................................................  $    (679)
                                                                                          ---------
                                                                                          ---------
(E)        LONG-TERM DEBT
           The PCW 9 1/8% Senior Secured Notes due 2006.................................  $ 525,000
           Repayment of Credit Facility.................................................   (423,650)
                                                                                          ---------
                                                                                          $ 101,350
                                                                                          ---------
                                                                                          ---------
(F)        STOCKHOLDER'S EQUITY
           Write-off of existing unamortized deferred financing fees related to the
             Credit Facility............................................................  $ (10,198)
           Expenses related to cancellation of interest swap and cap contracts..........     (2,000)
                                                                                          ---------
                                                                                          $ (12,198)
                                                                                          ---------
                                                                                          ---------
(G)        CASH AND CASH EQUIVALENTS
           Proceeds from Senior Exchangeable PIK Notes due 2008.........................  $ 200,000
           Repayment of 13 1/2% Holdings Notes as of March 31, 1998.....................    (82,974)
           Cash used to pay 20% premium on redemption of 13 1/2% Holdings Notes. The premium is based upon the accreted value of the 13 1/2% Holdings Notes at
             August 1, 1998 (approximately $91.0 million), the earliest date permitted
             for redemption.............................................................    (18,200)
           Cash used to pay estimated transaction fees and expenses.....................     (4,625)
                                                                                          ---------
                                                                                          $  94,201
                                                                                          ---------
                                                                                          ---------
(H)        OTHER INTANGIBLE ASSETS, NET - HOLDINGS
           Estimated fees and expenses in connection with the offering..................  $   4,625
           Write-off of existing unamortized deferred financing fees related to the
             13 1/2% Holdings Notes.....................................................     (2,276)
                                                                                          ---------
                                                                                          $   2,349
                                                                                          ---------
                                                                                          ---------
(I)        OTHER INTANGIBLE ASSETS, NET - PCC

               PRICE COMMUNICATIONS CORPORATION AND SUBSIDIARIES



       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET



                                 (IN THOUSANDS)



           Write-off of existing unamortized deferred financing fees related to the
             13 1/2% Holdings Notes on books of PCC.....................................  $  (2,750)
           Holdings' Other Intangible Assets (Note h)...................................      2,349
                                                                                          ---------
                                                                                          $    (401)
                                                                                          ---------
                                                                                          ---------
(J)        LONG-TERM DEBT
           Senior Exchangeable PIK Notes due 2008.......................................  $ 200,000
           Repayment of 13 1/2% Holdings Notes..........................................    (82,974)
                                                                                          ---------
                                                                                          $ 117,026
                                                                                          ---------
                                                                                          ---------
(K)        STOCKHOLDER'S EQUITY - HOLDINGS
           Write-off of existing unamortized deferred financing fees related to the
             13 1/2% Holdings Notes.....................................................  $  (2,276)
           20% premium on redemption of 13 1/2% Holdings Notes (based upon accreted
             value as of August 1, 1998)................................................    (18,200)
                                                                                          ---------
                                                                                          $ (20,476)
                                                                                          ---------
                                                                                          ---------
(L)        STOCKHOLDERS' EQUITY - PCC
           Write-off of existing unamortized deferred financing fees related to the
             13 1/2% Holdings Notes on books of PCC.....................................  $  (2,750)
           Holdings' stockholder's equity (Note k)......................................    (20,476)
                                                                                          ---------
                                                                                          $ (23,226)
                                                                                          ---------
                                                                                          ---------

               PRICE COMMUNICATIONS CORPORATION AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)


                                                                      PRO FORMA     PRO FORMA
                                                                     ADJUSTMENTS   ADJUSTMENTS
                                                                       FOR THE       FOR THE
                                                                     FORT MYERS    ACQUISITION
                                                    FORT MYERS        SALE AND       AND THE
                                                     SALE AND         GEORGIA-1      RELATED       PALMER AS
                                     PALMER(1)   GEORGIA-1 SALE(2)      SALE        FINANCING      ADJUSTED
                                     ---------   -----------------   -----------   ------------   -----------
Revenues...........................  $141,736         $23,980          $             $             $117,756
Cost and expenses:
Cost of cellular service/operating
  expenses.........................    23,301           4,395                                        18,906
Cost of equipment..................    16,112           3,102                                        13,010
Selling, general and
  administrative...................    41,014           5,836            2,440(a)                    37,618
Depreciation and amortization......    25,498           2,521                           8,930(c)     31,907
                                     ---------        -------        -----------   ------------   -----------
Operating income (loss)............    35,811           8,126           (2,440)        (8,930)       16,315
Other income (expense):
Interest income (expense) (net)....   (24,467)            332                         (23,375)(d)   (48,174)
Other, net.........................       208               1                                           207
                                     ---------        -------        -----------   ------------   -----------
Total other income (expense).......   (24,259)            333                         (23,375)      (47,967)
Minority interest share of
  income...........................    (1,310)                                                       (1,310)
                                     ---------        -------        -----------   ------------   -----------
Income (loss) before income tax
  expense..........................    10,242           8,459           (2,440)       (32,305)      (32,962)
Income tax expense (benefit)(4)....     4,153           3,430             (988) (b)    (11,958)(e)   (12,223)
                                     ---------        -------        -----------   ------------   -----------
Net income (loss)..................  $  6,089         $ 5,029          $(1,452)      $(20,347)     $(20,739)
                                     ---------        -------        -----------   ------------   -----------
                                     ---------        -------        -----------   ------------   -----------
Per share data:
Basic and diluted (loss) earnings
  per share........................
Weighted average shares
  outstanding......................
Deficiency of earnings to fixed
  charges..........................


                                                 PRO FORMA    PRO FORMA
                                                 ADJUSTMENT   ADJUSTMENT
                                                  FOR THE      FOR THE
                                                    PCW        HOLDINGS    PRO FORMA
                                       PCC(3)     OFFERING     OFFERING       PCC
                                     ----------  ----------   ----------   ----------
Revenues...........................  $   43,713   $            $           $ 161,469
Cost and expenses:
Cost of cellular service/operating
  expenses.........................       5,978                               24,884
Cost of equipment..................       5,259                               18,269
Selling, general and
  administrative...................      16,750                               54,368
Depreciation and amortization......      11,107                               43,014
                                     ----------  ----------   ----------   ----------
Operating income (loss)............       4,619                               20,934
Other income (expense):
Interest income (expense) (net)....     (20,063)   (12,341)(f)   (11,304)(h)   (91,882 )
Other, net.........................        1400                      --        1,607
                                     ----------  ----------   ----------   ----------
Total other income (expense).......     (18,663)   (12,341)     (11,304)     (90,275 )
Minority interest share of
  income...........................        (414)                     --       (1,724 )
                                     ----------  ----------   ----------   ----------
Income (loss) before income tax
  expense..........................     (14,458)   (12,341)     (11,304)     (71,065 )
Income tax expense (benefit)(4)....      (5,509)    (4,653)(i)    (4,262)(i)   (26,647 )
                                     ----------  ----------   ----------   ----------
Net income (loss)..................  $   (8,949)  $ (7,688)    $ (7,042)   $ (44,418 )
                                     ----------  ----------   ----------   ----------
                                     ----------  ----------   ----------   ----------
Per share data:
Basic and diluted (loss) earnings
  per share........................  $     (.91)                           $   (4.53 )
                                     ----------                            ----------
                                     ----------                            ----------
Weighted average shares
  outstanding......................   9,812,905                            9,812,905
                                     ----------                            ----------
                                     ----------                            ----------
Deficiency of earnings to fixed
  charges..........................                                        $ (44,418 )
                                                                           ----------
                                                                           ----------


------------------------


(1) Includes the results and operations of Palmer for the nine months ended September 30, 1997. The Company purchased Palmer on October 6, 1997.



(2) Represents the elimination of the operating results of the Fort Myers and Georgia-1 operations for the nine months ended September 30, 1997. These operations were sold in the fourth quarter of 1997. The amounts are net of the operating results for one month of the GA-13 RSA operations acquired by Palmer on January 31, 1997.



(3) Includes the results of operations after the Acquisition (the period October 1, 1997 through December 31, 1997).



(4) Calculated using an effective tax rate of approximately 38%.

               PRICE COMMUNICATIONS CORPORATION AND SUBSIDIARIES



       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS



                   FOR THE THREE MONTHS ENDED MARCH 31, 1998



                                 (IN THOUSANDS)



                                                                        PRO FORMA    PRO FORMA
                                                                       ADJUSTMENT   ADJUSTMENT
                                                                         FOR THE      FOR THE
                                                                           PCW       HOLDINGS     PRO FORMA
                                                              PCC       OFFERING     OFFERING        PCC
                                                           ----------  -----------  -----------  -----------
Revenues.................................................  $   43,275   $            $            $  43,275
Cost and expenses:
Cost of cellular service/operating expenses..............       6,751                                 6,751
Cost of equipment........................................       5,496                                 5,496
Selling, general and administrative......................      12,341                                12,341
Depreciation and amortization............................      12,017                                12,017
                                                           ----------  -----------  -----------  -----------
Operating income (loss)..................................       6,670                                 6,670
Other income (expense):
Interest expense (net)...................................     (17,254)     (2,331)(f)     (2,739)(h)    (22,324)
Other, net...............................................         183          --                       183
                                                           ----------  -----------  -----------  -----------
Total other income (expense).............................     (17,071)     (2,331)      (2,739)     (22,141)
Minority interest share of income........................        (460)         --                      (460)
                                                           ----------  -----------  -----------  -----------
Income (loss) before income tax expense..................     (10,861)     (2,331)      (2,739)     (15,931)
Income tax expense (benefit).............................      (4,016)       (856)(g)     (1,034)(i)     (5,906)
                                                           ----------  -----------  -----------  -----------
Net income (loss)........................................  $   (6,845)  $  (1,475)   $  (1,705)   $ (10,025)
                                                           ----------  -----------  -----------  -----------
                                                           ----------  -----------  -----------  -----------
Per Share Data
  Basic and diluted earnings (loss) per share............  $    (0.63)                            $   (0.92)
  Weighted average shares outstanding....................  10,950,869                            10,950,869
Deficiency of earnings to fixed charges..................                                         $ (10,025)
                                                                                                 -----------
                                                                                                 -----------

               PRICE COMMUNICATIONS CORPORATION AND SUBSIDIARIES
                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)



    For purposes of determining the pro forma effect of the transactions described above on the condensed consolidated statements of operations of PCC for the three months ended March 31, 1998 and the year ended December 31, 1997, the following adjustments have been made:



                                                                                         FOR THE
                                                                                         PERIOD
                                                                                          ENDED        FOR THE YEAR
                                                                                        MARCH 31,          ENDED
                                                                                          1998       DECEMBER 31, 1997
                                                                                      -------------  -----------------
(a)        SELLING, GENERAL AND ADMINISTRATIVE
           Represents a portion of the operating expenses charged to Fort Myers and
             Georgia-1 operations by Palmer which might not be eliminated upon the
             Fort Myers Sale and the Georgia-1 Sale.................................    $      --        $   2,440
                                                                                      -------------       --------
                                                                                      -------------       --------
(b)        INCOME TAX BENEFIT
           Represents the tax impact of the adjustment to selling general and
             administrative expenses indicated above                                    $      --        $    (988)
                                                                                      -------------       --------
                                                                                      -------------       --------
(c)        DEPRECIATION AND AMORTIZATION
           Represents the excess of the purchase price over the historical cost of the assets acquired allocated to FCC licenses and amortized over 40
             years for nine months..................................................    $      --        $   8,930
                                                                                      -------------       --------
                                                                                      -------------       --------
(d)        INTEREST EXPENSE, NET
           Interest expense on $425 million of Indebtedness under the Credit
             Facility at an assumed interest rate of 8 1/2% per annum...............    $      --        $  36,125
           Interest expense on $175 million of the 11 3/4% PCW Notes at an interest
             rate of 11 3/4% per annum..............................................           --           20,563
           Interest expense on $80 million of the 13 1/2% Holdings Notes at an
             interest rate of 13 1/2%...............................................           --           10,617
           Interest expense related to the accretion of 13 1/2% Holdings Notes due
             to Warrant value*......................................................           --              579
           Represents current amortization expense related to deferred debt
             financing costs........................................................           --            2,156
           Elimination of previously recorded interest expense for Palmer (9
             months)................................................................           --          (24,467)
           Elimination of previously recorded interest expense for the Company
             (3 months).............................................................                       (22,198)
                                                                                      -------------       --------
                                                                                        $      --        $  23,375
                                                                                      -------------       --------
                                                                                      -------------       --------
(e)        INCOME TAX EXPENSE (BENEFIT)
           To record deferred tax benefit resulting from the amortization of the acquired FCC licenses and the additional benefit arising from the pro
             forma adjustments......................................................    $      --        $ (11,958)
                                                                                      -------------       --------
                                                                                      -------------       --------
(f)        INTEREST EXPENSE, NET
           To record interest for the PCW Offering at an interest rate of 9 1/8%....    $  11,977        $  47,906
           Less interest previously reflected as pro forma adjustment related to the
             Credit Facility........................................................       (9,786)         (36,125)
                                                                                      -------------       --------
           Net adjustment related to the PCW Offering...............................        2,191           11,781
           To record additional amortization of deferred financing costs associated
             with the PCW Offering..................................................          140              560
                                                                                      -------------       --------
                                                                                        $   2,331        $  12,341
                                                                                      -------------       --------
                                                                                      -------------       --------
(g)        INCOME TAX EXPENSE (BENEFIT)
           To record tax benefit arising from the pro forma adjustments regarding
             the PCW Offering.......................................................    $    (856)       $  (4,653)
                                                                                      -------------       --------
                                                                                      -------------       --------

                                                                                         FOR THE
                                                                                         PERIOD
                                                                                          ENDED        FOR THE YEAR
                                                                                        MARCH 31,          ENDED
                                                                                          1998       DECEMBER 31, 1997
                                                                                      -------------  -----------------
(h)        INTEREST EXPENSE, NET
           To record interest for the Holdings Offering.............................    $   5,625        $  22,500
           Less interest previously reflected as a pro forma adjustment related to the 13 1/2% Holdings Notes including interest attributable to the
             Warrant value..........................................................           --          (11,196)
           Interest included in actual results related to the 13 1/2% Holdings Notes
             including interest attributable to the warrant value...................       (2,886)              --
                                                                                      -------------       --------
                                                                                            2,739           11,304
           Difference in amortization of deferred financing charges between actual
             amount and pro forma amount is not significant.........................           --               --
                                                                                      -------------       --------
                                                                                        $   2,739        $  11,304
                                                                                      -------------       --------
                                                                                      -------------       --------
(i)        INCOME TAX EXPENSE (BENEFIT)
           To record tax benefit arising from the pro forma adjustments regarding
             the Offering...........................................................    $  (1,034)       $  (4,262)
                                                                                      -------------       --------
                                                                                      -------------       --------


------------------------

* Represents the accretion over 10 years of the 13 1/2% Holdings Notes resulting from the allocation of proceeds of that offering between the 13 1/2% Holdings Notes and the Warrants.

                          DESCRIPTION OF THE WARRANTS


GENERAL


    In the Original Offering, PCC issued an aggregate of 527,696 Warrants to the purchasers of units, all of which are presently outstanding. The Warrants were issued pursuant to a Warrant Agreement dated as of August 11, 1997 (the "Warrant Agreement"), between PCC and Bank of Montreal Trust Company, as Warrant Agent (the "Warrant Agent"). The Warrants are subject to all the terms in the Warrant Agreement and holders of Warrants are referred to the Warrant Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, for a complete statement of such terms. The following description of the Warrants does not purport to be complete and is qualified in its entirety by the provisions of the Warrant Agreement. PCC, however, believes that the following summarizes all material provisions of the Warrant Agreement.



    Each Warrant entitles the registered owner thereof to purchase Common Stock at a per share exercise price of $0.01, subject to adjustment as specified below (the "Exercise Price"). The Warrants will expire at 5:00 p.m., New York City time, on August 1, 2007. The number of shares of Common Stock for which each Warrant will be exercisable shall be 1.953125 shares (representing, in the aggregate for all holders of Warrants, approximately 9% of the common equity of PCC on a fully diluted basis (including the Warrants) as of March 31, 1998 after giving effect to such exercise).


    Holders of Warrants are not entitled, by virtue of being such holders, to any of the rights of holders of shares of Common Stock. The Warrants are not subject to optional redemption.

EXERCISE OF WARRANTS

    Warrants may be exercised by surrendering to the Warrant Agent a signed Warrant certificate indicating the Warrant holder's election to exercise all or a portion of the Warrants evidenced by such certificate. Surrendered Warrant certificates must be accompanied by payment of the aggregate Exercise Price. The Exercise Price will be payable at the holder's option by certified or cashier's check payable to the order of PCC, or by any combination thereof. The Exercise Price may be paid, without a payment in cash or check being required, for such number of Warrant Shares equal to the product of (i) the number of Warrant Shares for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash) and (ii) the Cashless Exercise Ratio. The Cashless Exercise Ratio shall equal a fraction the numerator of which is the Market Value (as defined in the Warrant Agreement) per share of Common Stock on the date of exercise minus the Exercise Price per share as of the date of exercise and the denominator of which is the Market Value per share on the date of exercise.

    PCC has reserved for issuance a number of shares of Common Stock sufficient to provide for the exercise of the Warrants. When delivered, such shares will be fully paid and nonassessable.

    PCC will bear the cost of any documentary stamp tax payable in connection with the issuance of shares of Common Stock upon the exercise of the Warrants, but will not be responsible for the payment of any such taxes upon the issuance of such shares to any person other than the registered holder of the Warrants so exercised or upon the transfer of the Warrants.

    PCC is not required to issue fractional shares upon the exercise of Warrants. In lieu of any fractional share to which a holder would otherwise be entitled upon exercise of any Warrant, PCC will pay to such holder an amount in cash equal to the value of such fractional interests based upon the then current market price of a full share of Common Stock.

    Except as provided below, in the event that PCC consolidates with, merges with or into, or sells all or substantially all of its property and assets to another person (any such transaction, an "Extraordinary Transaction"), the holders of the Warrants will have the right to receive upon exercise of the Warrants such number of shares of capital stock or other securities or property which such holder would have been entitled to receive upon or as a result of such Extraordinary Event had such Warrant been exercised immediately prior to such event; provided, however, that the corporate change described under the section "Business of Price Communications Corporation" will not constitute an Extraordinary Transaction. The Warrant Agreement will provide that the surviving or acquiring person (the "Surviving Person") will enter into an agreement with the warrant agent confirming the holders' rights under the Warrant Agreement and providing for adjustments, which will be as nearly equivalent as may be practicable to the adjustments provided for in the Warrant Agreement.

    Notwithstanding the foregoing in the event of (i) an Extraordinary Transaction where consideration to the holders of Common Stock in exchange for their shares is payable solely in cash, or (ii) the dissolution, liquidation or winding-up of PCC, then the holders of the Warrants will be entitled to receive distributions on an equal basis with the holders of Common Stock or other securities issuable upon exercise of the Warrants, as if the Warrants had been exercised immediately prior to such event. The Surviving Person and, in the event of any dissolution, liquidation or winding-up of PCC, PCC will deposit promptly with the warrant agent the funds, if any, necessary to pay to the holders of the Warrants the amounts to which they are entitled as described above. After such funds and the surrendered Warrant Certificates are received, the warrant agent will make payment to the holders of the Warrants by delivering a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such person as it may be directed in writing by the holders surrendering such Warrants.

ANTI-DILUTION AND WARRANT PRICE ADJUSTMENTS

    The number of shares of Common Stock purchasable upon the exercise of each Warrant and the Exercise Price are subject to adjustment upon the occurrence of certain events affecting the Common Stock, including, without limitation, (i) payment of a dividend or the making of a distribution on the shares of Common Stock which is paid or made in shares of Common Stock or other securities of PCC or in certain rights to purchase Common Stock or other securities of PCC, (ii) subdivision of the outstanding shares of Common Stock into a greater number of shares, (iii) combination of the outstanding shares of Common Stock into a smaller number of shares, (iv) issuance of certain rights or warrants to the holders of the shares of Common Stock, entitling them to subscribe for or purchase shares of Common Stock, or of securities convertible into or exchangeable for Common Stock, at a price less than the current market price,
(v) reclassification of the shares of Common Stock, (vi) distribution to the holders of the shares of Common Stock of evidences of indebtedness or assets (excluding any dividend or distribution paid in cash out of retained earnings), and (vii) extraordinary cash dividends on the Common Stock, subject to the limitation that no adjustment in the number of shares acquirable upon exercise of the Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. No adjustment will be made on account of any dividend or interest reinvestment plan or any employee stock purchase plan providing for the purchase of shares of Common Stock at a discount from market price.

REGISTRATION RIGHTS

    The Company is required under the terms of the Warrant Registration Rights Agreement (the "Warrant Registration Rights Agreement") to file a shelf registration statement under the Securities Act covering the issuance and resale of the Warrant Shares and to use its reasonable efforts to cause such shelf registration statement to be declared effective on or before the first anniversary of the Issue Date and to remain effective until the earlier of (i) such time as all Warrants have been exercised and (ii) the second anniversary of the Issue Date.

    The Company will, upon the filing of this Registration Statement, provided to each holder of Warrants or Warrant Shares copies of the prospectus which is a part of this Registration Statement, notify each such holder when this Registration Statement has become effective and take certain other action as are required to permit unrestricted sales of the Warrant Shares.

    Each holder of Warrants that sells such Warrants pursuant to this Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by certain provisions of the Warrant Agreement which are applicable to such holder (including certain indemnification obligations). In addition, each holder of Warrants will be required to deliver information to be used in connection with the Warrant Shelf Registration Statement in order to have its Warrants included in the Warrant Shelf Registration Statement.

    During any consecutive 365-day period, the Company shall be entitled to suspend the availability of the shelf registration statement for up to 60 consecutive days (except for the 30 consecutive-day period immediately prior to the Expiration Date) if the Board of Directors determines in the exercise of its reasonable judgment that there is a valid business purpose for such suspension and provides notice that such determination was made to the holders of the Warrants. There can be no assurance that PCC will be able to file, cause to be declared effective, or keep a registration statement continuously effective until all of the Warrants have been exercised or have expired.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    The Notes are exchangeable for shares of PCC Common Stock. The authorized capital stock of PCC consists of 60,000,000 shares of Common Stock, par value $0.01 per share, of which 8,909,686 were outstanding as of March 31, 1998, and held of record by holders other than PCC and 18,907,801 shares of preferred stock (the "Preferred Stock"), par value $0.01 per share, issuable in series. As of July 2, 1998 728,133 shares of Series A Preferred Stock were outstanding. The following is a summary of certain of the rights and privileges pertaining to Common Stock. For a full description of PCC's capital stock, reference is made to PCC's Amended and Restated Certificate of Incorporation currently in effect, a copy of which is on file with the Commission.


COMMON STOCK

    VOTING RIGHTS

    The holders of Common Stock are entitled to one vote per share at every meeting of the shareholders of PCC. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares of Common Stock can, if they choose to do so, elect the Board of Directors of PCC and determine most matters on which stockholders are entitled to vote.

    DIVIDEND RIGHTS

    Subject to the preferential rights of holders of outstanding shares of Preferred Stock, holders of Common Stock are entitled to share ratably in any dividends that might be declared and paid by the Board of Directors of PCC out of funds legally available therefor.

    LIQUIDATION RIGHTS

    In the event of any liquidation, dissolution or winding up of the affairs of PCC, voluntary or involuntary, the holders of the shares of Common Stock are entitled to share ratably in the net assets of PCC legally available for distribution after payment of liabilities, subject to the rights of the holders of outstanding shares of Preferred Stock. Holders of Common Stock have no conversion, redemption or preemptive rights.

PREFERRED STOCK


    PCC's Amended and Restated Certificate of Incorporation provides that the Board of Directors of PCC has the authority, without further action by the holders of the outstanding Common Stock, to issue up to 18,907,801 shares of Preferred Stock from time to time in one or more series, and to fix the terms of any such series, including voting powers, designations, preferences and relative, participating, optional or other special rights. The Board of Directors of PCC has authorized the issuance of 728,133 shares of Series A Preferred Stock and 364,066 shares of Series B Preferred Stock. Each share of Series A and B Preferred Stock is entitled to receive 1% of the dividends and liquidation distributions payable with respect to a share of Common Stock. Each share of Series A Preferred Stock is entitled to one vote per share and each share of Series B Preferred Stock is entitled to one vote per share.


    Section 912 of the Business Corporation Law of the State of New York

    PCC is a New York corporation and is subject to Section 912 of the Business Corporation Law of the State of New York. Section 912 prohibits a company from entering into a business combination (e.g., a merger, consolidation, sale of 10% or more of a company's assets, or issuance of securities with an aggregate market value of 5% or more of the aggregate market value of all of the company's outstanding capital stock) with a beneficial owner of 20% or more of a company's securities (a "20% shareholder") for a period of five years following the date such beneficial owner became a 20% shareholder (the "stock acquisition date"), unless, among other things, such business combination or the purchase of stock resulting in the 20% shareholder's beneficial ownership was approved by the company's board of directors prior to the stock acquisition date or the business combination is approved by the affirmative vote of the holders of a majority of the outstanding voting stock exclusive of the stock beneficially owned by the 20% shareholder. The applicability of this provision to PCC may discourage unsolicited takeover bids by third parties.

                              PLAN OF DISTRIBUTION

    The Warrants and the Warrant Shares may be sold from time to time to purchasers directly by any of the Selling Security Holders or their pledges, donees, transferees or other successors. Alternatively, the Selling Security Holders may sell the Warrant Shares through agents, dealers or underwriters in the over-the-counter market or on The Nasdaq Stock Market, or otherwise, on terms and conditions and at prices determined at the time of sale by the Selling Security Holders. Sales of the Warrants or Warrant Shares may also be made pursuant to Rule 144A adopted under the Securities Act.

    The Selling Security Holders and any agents, dealers or underwriters that participate in the distribution of the Warrants or Warrant Shares may be deemed to be underwriters, and any profit on the sale of other Warrants or Warrant Shares by them and any discounts, commissions or concessions received by any such agents, dealers or underwriters might be deemed to be underwriting discounts and commissions under the Securities Act.

    At the time a particular offer of Warrant Shares is made, to the extent required, a prospectus supplement will be distributed which will set forth the aggregate amount of the Warrants or Warrant Shares being offered and the terms of the offering, including the name or names of any agents, dealers or underwriters, any discounts and commissions and other items constituting compensation from the Selling Security Holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

    No underwriting arrangements exist as of the date of this Prospectus for sales by any Selling Security Holders. There is currently no public trading market for the Warrants and the Company does not anticipate that a public market will develop.

                            SELLING SECURITY HOLDERS


    Certain Selling Security Holders may sell their Warrants and Warrant Shares on a delayed or continuous basis. The Registration Statement has been filed pursuant to Rule 415 under the Securities Act to afford holders of the Company's outstanding warrants that were acquired in the Original Offering and the Common Stock issuable upon the exercise of such Warrants the opportunity to sell such securities in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of Securities Act.



    The holders listed below and the beneficial owners of Warrants and their transferees, pledgees, donees and other successors, if not identified hereunder then so identified in supplements to this Prospectus, are the Selling Security Holders under this Prospectus. The information provided below was supplied by the holders of the Warrants. Warrants held by the holders listed below are registered under this Prospectus.



SELLING SECURITY HOLDERS                                    WARRANTS OWNED    PERCENTAGE OWNED
----------------------------------------------------------  ---------------  -------------------
IDS Life Special Income Fund..............................        23,048               4.4%
IDS Life Income Advantage Fund............................         4,472               0.8%
High Yield Portfolio......................................        41,280               7.8%
Evergreen High Income Fund................................        25,800               4.9%



    None of the foregoing Selling Security Holders has, or within the past three years has had, any position or office with, been employed by or otherwise has had a material relationship with the Company or any of its affiliates.



    Because the Selling Security Holders may, pursuant to this Prospectus, offer all or some portion of the Warrants or the Warrant Shares issuable upon exercise of the Warrants, no estimate can be given as to the amount of the Warrants or the Warrant Shares issuable upon exercise of the Warrants that will be held by the Selling Security Holders upon termination of any such sales. In addition, the Selling Security Holders identified above may have sold, transferred or otherwise disposed of all or a portion of their Warrants, since the date of which they provided the information regarding their Warrants, in transactions exempt from the registration requirements of the Securities Act.



    Only Selling Security Holders identified above who beneficially own the Warrants set forth opposite each such Selling Security Holder's name in the foregoing table on the effective date of the Registration Statement of which this Prospectus forms a part may sell such Warrants pursuant to the Registration Statement. Prior to any use of this Prospectus in connection with an offering of the Warrants not identified above or of any of the Warrant Shares issuable upon exercise of the Warrants, this Prospectus will be supplemented to set forth the name and number of shares beneficially owned by the Selling Security Holder intending to sell such Warrants and/or Warrant Shares and the number of Warrants and/or Warrant Shares to be offered. The Prospectus Supplement will also disclose whether any Selling Security Holder selling in connection with such Prospectus Supplement has held any position or office with, been employed by or otherwise has had a material relationship with, the Company or any of its affiliates during the three years prior to the date of the Prospectus Supplement if such information has not been disclosed herein.


                                 LEGAL MATTERS


    The validity of the Warrants and the Warrant Shares and certain matters relating thereto will be passed on for the Company by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS


    The consolidated financial statements and schedule of PCC, as of December 31, 1997 and 1996 incorporated by reference in this Prospectus and elsewhere in the registration statement and the consolidated statements of operations, stockholders' equity and cash flows of Palmer Wireless, Inc. for the nine months ended September 30, 1997, incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.



    The consolidated balance sheet of Palmer Wireless, Inc. and subsidiaries as of December 31, 1996 and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two years ended December 31, 1996, incorporated by reference herein, have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                                                      APPENDIX A


                               NOTICE OF TRANSFER
                       PURSUANT TO REGISTRATION STATEMENT

Price Communications Corporation
45 Rockefeller Center
New York, NY 10020
Attention: General Counsel

    Re: Price Communications Corporation (the "Company") Warrants

Dear Sirs:


    Please be advised that           has transferred           Warrants, (or
          shares of Common Stock of the Company, issued in exchange for the Warrants) pursuant to an effective Registration Statement on Form S-3 (File No. 333-52269) filed by the Company.


    We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933, as amended, have been satisfied and that the above-named beneficial owner of the transferred securities is named as a "Selling Security
Holder" in the Prospectus dated May   , 1998, or in supplements thereto, and
that the aggregate amount of the securities transferred are (or are included in) the securities listed in such Prospectus opposite such owner's name.


    Dated:                                   Very truly yours,

                                             ------------------------------------------------
                                             Name:

                                                        ------------------------------------------
                                             By:        (Authorized Signature)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                  ---------
Available Information...........................          i
Incorporation of Certain Documents by
  Reference.....................................          i
Summary.........................................          1
Risk Factors....................................          3
Use of Proceeds.................................          7
Recent Developments.............................          7
Unaudited Pro Forma Consolidated Financial
  Statements....................................          9
Description of Warrants.........................         18
Description of Capital Stock....................         20
Plan of Distribution............................         21
Selling Security Holders........................         22
Legal Matters...................................         22
Experts.........................................         23
Annex A--Notice of Transfer Pursuant to
  Registration Statement........................        A-1


                                     PRICE
                                 COMMUNICATIONS
                                  CORPORATION


                                    WARRANTS
                                  TO PURCHASE
                                1,030,656 SHARES
                                OF COMMON STOCK
                                      AND
                                1,030,656 SHARES
                                OF COMMON STOCK
                          (ISSUABLE UPON THE EXERCISE
                                OF THE WARRANTS)


                             ---------------------

                                   PROSPECTUS

                             ---------------------


                                 JULY   , 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are:


SEC Registration Fee...........................................  $ 3,838.55
Legal Fees and Expenses........................................  $50,000.00
Accounting Fees and Expenses...................................  $20,000.00
Miscellaneous..................................................  $71,161.45
                                                                 ----------
Total..........................................................  $145,000.00
                                                                 ----------
                                                                 ----------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 721 of the New York Business Corporation Law provides that the indemnification and advancement of expenses of directors and officers may be provided by the certificate of incorporation or by-laws of a corporation, or when authorized by the certificate of incorporation or by-laws, a resolution of shareholders, a resolution of directors or an agreement providing for indemnification (except in cases where a judgment or other final adjudication establishes that such acts were committed in bad faith or were the result of active or deliberate dishonesty and were material to the cause of action so adjudicated or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

    Section 722 of the New York Business Corporation Law provides that a corporation may indemnify any person, made, or threatened to be made, a party of an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation, partnership, joint venture, trust, employee benefit plan or other entity which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other entity in any other capacity, against judgments, fines, amounts paid in settlement and reasonable expenses if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal acts or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

    Section 722 of the New York Business Corporation Law also states that a corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation or any other corporation, partnership, joint venture, trust, employee benefit plan or other entity at the request of the corporation, against amounts paid in settlement and reasonable expenses actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation, partnership, joint venture, employee benefit plan or other entity, not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect to a threatened or pending action which is settled or otherwise disposed of, or any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless the court determines the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

    Section 726 of the New York Business Corporation Law provides that a corporation shall have the power to purchase and maintain insurance for indemnification of directors and officers. However, no insurance may provide for any payment, other than cost of defense, to or on behalf of any director or officer for a judgment or a final adjudication adverse to the insured director or officer if (i) a judgment or other final adjudication establishes that his acts of active and deliberate dishonesty were material to the cause of action adjudicated or that he personally gained a financial profit or other advantage to which he was not legally entitled or (ii) if prohibited under the insurance law of New York.

    Section 724 of the New York Business corporation Law provides that indemnification shall be awarded by a court to the extent authorized under Sections 722 and 723(a) of the New York Business Corporation Law notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders.

    The Certificate of Incorporation and By-laws of PCC exonerates directors of PCC from personal liability to PCC or Holdings, as the case may be, and their respective stockholders, for monetary damages for breach of the fiduciary duty of care as a director, but it does not eliminate or limit liability for any breach of the directors' duty of loyalty for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for any improper declaration of dividends or for any transaction from which the directors derived an improper personal benefit. The Certificate of Incorporation does not eliminate a stockholder's right to seek nonmonetary, equitable remedies, such as an injunction or rescission, to redress an action taken by the directors. However, as a practical matter, equitable remedies may not be available in all situations, and there may be instances in which no effective remedy is available.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        (a) Exhibits (see index to exhibits at E-1)

ITEM 17. UNDERTAKINGS

        (a) The undersigned Registrant hereby undertakes;

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) of 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (e) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants in reliance upon rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof."

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement on this Form S-3 to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York, New York, on July 31, 1998.


                                PRICE COMMUNICATIONS CORPORATION

                                By:  /s/ ROBERT PRICE
                                     -----------------------------------------
                                     Robert Price
                                     DIRECTOR, PRESIDENT, CHIEF EXECUTIVE
                                     OFFICER AND TREASURER


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT ON FORM S-3 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Director, President and
       /s/ ROBERT PRICE           Treasurer (Principal
------------------------------    Executive Officer and        July 31, 1998
         Robert Price             Accounting Officer)

                                Executive Vice-President,
              *                   Secretary and Chief
------------------------------    Financial Officer            July 31, 1998
       Kim I. Pressman            (Principal Executive
                                  Officer)

              *
------------------------------  Director
      George E. Cadgene

              *
------------------------------  Director                       July 31, 1998
     Robert F. Ellsworth

    *By: /s/ ROBERT PRICE
------------------------------
         Robert Price
       Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                                                 DESCRIPTION
-------------  -----------------------------------------------------------------------------------------------------

        4.1    Warrant Agreement dated as of August 11, 1997, between Price Communications Holdings, Inc., Price
               Communications Corporation and Bank of Montreal Trust Company, as the Warrant Agent*

        4.2    Warrant Registration Rights Agreement dated as of August 11, 1997, between Price Communications
               Corporation and Natwest Capital Markets Limited on behalf of the Purchasers

        4.3    Form of Warrant (see exhibit 4.1)

        5.1    Opinion of Davis Polk & Wardwell regarding the validity of the Warrants and the Common Stock

       23.1    Consent of KPMG Peat Marwick LLP relating to the financial statements of Palmer

       23.2    Consent of Arthur Andersen LLP

       23.3    Consent of Davis Polk & Wardwell (see exhibit 5.1)

       24.1    Powers of Attorney for the Company (included on signature page)*


------------------------


*Previously filed.